Exhibit 99.1

Constellium appoints Peter R. Matt as Executive Vice President and Chief Financial Officer

Amsterdam, October 27, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today announced the appointment of Peter R. Matt as Executive Vice President and Chief Financial Officer. Peter will join Constellium on November 1, 2016, as Executive Vice President and Chief Financial Officer Designate. He will officially become Constellium’s Chief Financial Officer on January 1, 2017. Until this time, Corinne Fornara, currently serving as Interim Chief Financial Officer, will be responsible for the function and will thereafter return to her position as Constellium’s Group Controller.

“We are delighted to have Peter join our executive leadership team,” commented Jean-Marc Germain, Constellium’s Chief Executive Officer. Peter’s breadth of financial expertise, longstanding experience with the financial community and extensive knowledge of the metal market will be critical to seizing the short term and long term opportunities to optimize our balance sheet, implement our strategic plan and unlock shareholder value,” Jean-Marc Germain added.

As Executive Vice President and Chief Financial Officer, Peter will be responsible for the Company’s Finance, IT and Procurement functions. He will be based in the US and will report directly to Jean-Marc Germain.

Peter spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices and, in his last position at the firm, was the Managing Director and Group Head responsible for managing the firm’s Global Industrials business in the Americas. Throughout his career, Peter worked closely with management teams across a broad range of competencies including business strategy, capital structure, capital allocation, investor communications, treasury and mergers and acquisitions. He is a US citizen and a graduate of Amherst College.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.